VIA EDGAR
January 15, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention:	Rose Zukin, Staff Attorney Jeffrey P. Riedler, Assistant Director
RE:	Anadys Pharmaceuticals, Inc. Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 3, 2009 Schedule 14A filed April 9, 2009 File Number: 000-50632
Ladies and Gentlemen:
Anadys Pharmaceuticals, Inc. (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in the letter from the Staff dated December 4, 2009 (the “Comment Letter”) with respect to the Company’s filings referenced above. The numbering of the paragraphs below corresponds to the numbering of the comments included in the Comment Letter, which for the Staff’s convenience we have incorporated into this response letter.
Form 10-K for the fiscal year ended December 31, 2008
Item 1.   Business
Intellectual Property, page 11
1.	Please expand your disclosure here to include how many patents you own, identify which patents are related to which product families, and the range of expiration dates of those patents.

2.	You state that you hold issued patents and pending patent applications in the United States and in foreign countries you deem appropriate. Please expand your disclosure to name the foreign countries in which you hold patents, and in which you have pending patent applications.
The Company respectfully submits to the Staff the following revised disclosure, which the Company intends to include in its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009:

We hold issued patents and pending patent applications in the United States and in foreign countries we deem appropriate, covering intellectual property developed as part of our research and development programs. Our intellectual property holdings as of December 31, 2009, include, but are not limited to, the United States and foreign patents and patent applications described below.

Securities and Exchange Commission
January 15, 2010
Page Two
In our HCV non-nucleoside polymerase program, we hold two issued United States patents related to our ANA598 program (patent numbers 7,462,611 and 7,582,754) which expire in 2027, one issued patent in Malta expiring in 2028 and 81 pending United States and/or foreign patent applications (in Australia, Brazil, Canada, China, the European Patent Convention, India, Japan, Mexico, Taiwan and certain other foreign jurisdictions) covering ANA598 and/or other non-nucleoside NS5B polymerase inhibitor compounds and the manufacture, pharmaceutical compositions, and methods of use of these compounds.

In our ANA773 program, we hold one issued United States patent (patent number 7,560,544) expiring in 2026, two issued patents in Malta with expiration dates of 2025 and 2027, and 75 pending United States and/or foreign patent applications (in Australia, Brazil, Canada, China, the European Patent Convention, India, Japan, Mexico, Taiwan and certain other foreign jurisdictions) covering ANA773 and related compounds and prodrugs, and the manufacture, pharmaceutical compositions, and methods of use of these compounds.

We also hold one United States patent (patent number 7,576,068) expiring in 2026, one issued patent in Morocco expiring in 2024, one issued patent in Georgia expiring in 2024 and 14 pending United States and/or foreign patent applications (in Australia, Brazil, Canada, China, the European Patent Convention, India, Japan, Mexico, Taiwan and certain other foreign jurisdictions) that relate to methods of use of certain TLR7 agonists and TLR7 agonist prodrugs. In addition, we hold patents and patent applications in the United States and foreign countries covering composition of matter and methods of use of certain other TLR7 agonists and TLR7 agonist prodrugs, with patent expiration dates beginning in 2022.
Schedule 14A
Compensation of Executive Officers
Compensation Discussion and Analysis, page 15
Individual Performance and Compensation of the President and CEO, Page 18 and Compensation Highlights for the other NEOs, page 19
3.	You disclose on page 19 the individual performance rating achieved by each NEO, as determined by the Compensation Committee. To determine this rating, the Compensation Committee evaluated each NEO’s performance, taking into account the leadership that each NEO exhibited throughout the year to achieve the Corporate Goals. Please expand your discussion to explain specifically how the Compensation Committee evaluated the performance of each NEO, and arrived at the individual performance rating disclosed.
The Company respectfully submits to the Staff the following revised disclosure, which the Company intends to include in the Compensation Discussion and Analysis section of the Company’s Definitive Proxy Statement on Schedule 14A to be filed in April 2010:

In determining the individual performance ratings of the NEOs, we assess performance against a number of factors, including each NEO’s relative contributions to the corporate goals and performance against individual objectives, demonstrated career growth and level of performance in the face of limited resources and other challenges, as well as the respective officer’s overall department performance. This assessment is conducted in a holistic fashion, in contrast to the summation of individual components as is done to arrive at the corporate performance rating. Once an assessment is conducted regarding the level of individual performance for each NEO in qualitative terms, the Executive Officer Bonus Plan then provides guidelines for translating this performance assessment into a numerical rating.

The Committee looks to the CEO’s performance assessments of the other NEOs and his recommendations regarding a performance rating for each, as well as input from the other board members. These recommendations may be adjusted by the Committee prior to finalization. For the CEO, the Committee evaluates the CEO’s performance, taking into consideration input from the other Board members.
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The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing adequately responds to the Comment Letter. Please contact me at (858) 530-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,
/s/ Elizabeth E. Reed
Elizabeth E. Reed
Senior Vice President, Legal Affairs and General Counsel

5871 Oberlin Drive, Suite 200, San Diego, CA 92121 • Phone: 858.530.3600 • Fax: 858.527.1540
www.anadyspharma.com